EXHIBIT 10.7

                          ASSIGNMENT AND BILL OF SALE

                           ASSIGNMENT AND BILL OF SALE
                          -----------------------------

     THIS ASSIGNMENT AND BILL OF SALE ("Assignment ") dated November 20, 2014, but effective from and after 7:00 a.m., October 1, 2014 (said latter date and time hereinafter referred to as the "Effective Date"), is by and between Hot Springs Resources, LTD a Wyoming corporation and Marschat Minerals LLC, a Wyoming limited liability company, both having an offices in Casper Wyoming ("Assignor") and Terex Energy Corporation, a Colorado corporation, having an office at 520 Zang Blvd. Broomfield, Colorado 80021 ( "Assignee").

                              W I T N E S S E T H:

1. Conveyance. For and in consideration of the sum of One Hundred and No/100 dollars ($100.00), cash in hand paid, and other valuable consideration, including the assumption by Assignee of certain obligations and liabilities described in that certain Purchase and Sale Agreement dated September 30, 2014, by and between Assignor, as Seller, and Assignee, as Buyer ("Purchase and Sale Agreement"), the receipt and sufficiency of which are hereby acknowledged, Assignor, subject to said Purchase and Sale Agreement (which Purchase and Sale Agreement is incorporated herein by reference for all purposes), does hereby sell, transfer, assign, convey, set over and deliver unto Assignee (without warranty of any kind, express or implied, except that Assignor shall warrant title to Assignee as to the Assets (as defined below), and in particular to the working interests and net revenue interests shown on Exhibit A, against the claims of all persons claiming an interest therein by, through or under Assignor, hereinafter called the "Special Warranty"), with subrogation against Assignor's predecessors in title, excluding Affiliates, subject to the terms hereof, all of Assignor' s rights, title and interests in and to the following (collectively, the "Assets"):

     a. The oil and gas leases, mineral executive interests, contractual rights, rights to explore, produce and develop, rights to drain, wellbore interests and/or properties set forth in Exhibit A and further including, if applicable, all renewals and extensions of those leases and all leases issued in substitution therefore (any such rights or interests collectively referred to as the "Leases").

     b. Any unitization, pooling and/or communitization agreements, declarations, designations or orders relating to the Leases and all of Assignor's interest in and to the properties covered or units created thereby to the extent attributable to the Leases (collectively, the "Units").

     c. All oil and gas wells, salt water disposal wells, injection wells and other wells located on affecting or draining any of the Leases, within the Units or as listed on Exhibit A (collectively, the "Wells").

     d. All structures, facilities, foundations, wellheads, tanks, pumps, compressors, separators, heater treaters, valves, fittings, equipment, machinery, fixtures, flowlines, pipelines, tubular goods, materials, tools, supplies, improvements, and any other real, personal, immovable and mixed property located on, used in the operation of, or relating to the production, treatment, non-regulated transportation, gathering,


                         #982615                        NATRONA COUNTY CLERK, WY
                                                    Renea Vitto     Recorded: JF
                                                        Nov 24, 2014 10:19:53 AM
                                                           Pages 10  Fee: $42.00
                                                        NOONAN LAND SERVICES INC
          marketing, sale, processing, handling or disposal of hydrocarbons, water, and associated substances produced from the Leases or the Units (the "Facilities") .

     e. all natural gas, casinghead gas, drip gasoline, natural gasoline, natural gas liquids, condensate, products, crude oil and other hydrocarbons,whether gaseous or liquid, produced or drained from or allocable to the Assets (as hereinafter defined) on and after the Effective Date (the "Hydrocarbons").

     f. To the extent transferable, all contracts, permits, rights-of-way, easements, licenses, servitudes, transportation agreements, pooling agreements, operating agreements, gas balancing agreements, participation and processing agreements, confidentiality agreements, side letter agreements and any other agreement, document or instrument listed on Exhibit A INSOFAR ONLY as they directly relate and are attributable to the Leases, Units, Wells, Hydrocarbons, or Facilities or the contractual and wellbore rights thereon or therein or the ownership or operation thereof, or the production, treatment, non-regulated transportation, gathering, marketing, sale,processing, handling disposal, storage or transportation of hydrocarbons, water, or substances associated therewith (the "Assumed Contracts").

     g. Records relating to the Leases, Units, Wells, Hydrocarbons, Assumed Contracts and Facilities in the possession of Assignor (the "Records") and including as follows: all (i) lease, land, and division order files (including any abstracts of title, title opinions, certificates of title, title curative documents, and division orders contained therein), (ii) the Assumed Contracts; (iii) all well, facility, operational, environmental, regulatory, compliance and historic production files and (iv) all geological files relating to the Leases (the "Geologic Data"), but not including any records which (A)
          Assignor is prohibited from transferring to Assignee by law or existing contractual relationship, or which (B) constitute Excluded Assets (as hereinafter defined in Section 2)

2. Exclusions and Reservations: Specifically excepted and reserved from this Assignment are the following, hereinafter referred to as the "Excluded Assets":

     a. Assignor's reserve estimates, economic analyses, pricing forecasts, legal files or opinions (except abstracts of title, title opinions, certificates of title, or title curative documents as provided in Section l.g above), attorney-client communications or attorney work product, and records and documents subject to confidentiality provisions, claims of privilege or other restrictions on access.

     b. All corporate, financial, and tax records of Assignor; however, Assignor shall furnish Assignee with copies of any financial and tax records which directly relate to the Assets, or which are necessary for Assignee's ownership, administration, or operation of the Assets upon receipt of a written request from Assignee indicating its desire to obtain copies, and the purpose for same.

     c. All oil, gas and other liquid or gaseous hydrocarbons produced from or attributable to Assignor's interest in the Assets with respect to all periods prior to the Effective Date, together with all proceeds from the sale of such hydrocarbons.

     d. Claims of Assignor for refund of or loss carry forwards with respect to (i) production, windfall profit, severance, ad valorem or any other taxes attributable to the Assets for _any period prior to the Effective Date, (ii) income or franchise taxes.

     e. All amounts due or payable to Assignor as adjustments or refunds under any contracts or agreements affecting the Assets, with respect to periods prior to the Effective Date, specifically including, without limitation, amounts recoverable from audits under operating agreements and any overpayments of royalties.

     f. Subject to the terms hereof, all monies, proceeds, benefits, receipts, credits, income or revenues (and any security or other deposits made) attributable to the Assets or the operation thereof prior to the Effective Date.

     g. All Assignor' s patents, trade secrets, copyrights, names, marks and logos.

     h. Assignor's service agreements and charter party agreements, storage or warehouse agreements, supplier contracts, service contracts, insurance contracts, and construction agreements.

     TO HAVE AND TO HOLD the Assets unto Assignee, its successors and assigns forever, subject to the terms, conditions and reservations set forth herein, in the Leases, the Units, the Assumed Contracts, and in the Purchase and Sale Agreement.

3. Purchase and Sale Agreement. This Assignment is made subject to the unrecorded Purchase and Sale Agreement. Any term used herein and not defined in this Assignment shall have the definition or meaning given to it in the Purchase and Sale Agreement. The Purchase and Sale Agreement shall be binding on and inure for the benefit of the rightful successors and pennitted assigns of the Assignor and Assignee.

4. Assumption of Obligations. Subject to the terms of the Purchase and Sale Agreement, in its elections and for the operations of the Assets, all after the effective date, Assignee shall observe and comply with all covenants, terms, and provisions, express or implied, contained in the Assumed Contracts and Assignee shall assume and be responsible for those express obligations of Assignor accruing under such Assumed Contracts on or after the Effective Date.

5. Abandonment Obligations. As additional consideration for the sale of the Assets, Assignee shall assume and timely and fully satisfy Assignor's share of the Abandonment Obligations (as defined below) associated with the Wells. As used herein, the term "Abandonment Obligations" shall mean and include those obligations, defined by regulation as of the Effective Date, associated with and liability for (i) the plugging and abandonment of the Wells, (ii) the removal of pipelines used in connection with the Assets, and (iii) the clearance, restoration and remediation of the surface and cleanup and complete reclamation of the Leases associated with the Wells.

6. Entire Agreement. This Assignment along with the Purchase and Sale Agreement constitute the entire understanding between Assignor and Assignee with regard to the subject matter hereof, superseding all prior statements, representations, discussions, agreements and understandings.

7. Conflicts. In case of any conflict between the terms and provisions of the Purchase and Sale Agreement and the terms and provisions of this Assignment, the terms and provisions of the Purchase and Sale Agreement shall prevail. Notwithstanding the foregoing, third parties may rely upon this Assignment for the description of the Assets conveyed, which Assets are not reduced or diminished inany manner by the terms of the Purchase and Sale Agreement.

     IN WITNESS WHEREOF, this Assignment is executed by the parties hereto before the undersigned competent witnesses, as of the dates acknowledged below, but effective the first day of October, 2014.

Witnesses:                              ASSIGNOR:
                                        Hot Springs Resources, LTD

/s/ Jon C. Nicolaysen                   BY: /s/ Bob Dungan
------------------------------          ---------------------------
Signature                               Bob Dungan, President
                                        Hot Springs

                                        Merschat Minerals LLC

                                        By: /s/
                                        ---------------------------
                                        Managing Member

Witnesses:                              ASSIGNEE:
                                        Terex Energy Corporation

W. Edward Nichols
------------------------------
Printed Name:
                                        By: /s/ Donald Walford
                                        ---------------------------
                                        CEO
/s/ W. Edward Nichols
------------------------------

                                        Assignee's Address:
                                        520 Zang Street
                                        Broomfield, CO  80021

STATE OF WYOMING

COUNTY OF NATRONA

     On this 20th day of November, 2014, before me appeared Robert Dungan, to me, a Notary Public, personally known, who being by me duly sworn did say that he is the President of Hot Springs Resources LTD, a Wyoming Corporation, and that said instrument was signed on behalf of said corporation, by authority of governing authorization, and said appearer acknowledged that he executed the same as the free act and deed of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my official hand and seal on the date hereinabove written.


SEAL                                    /s/ Deborah J. May
                                        ---------------------------
                                        Notary Public in and for the
                                        State of Wyoming


STATE OF WYOMING

COUNTY OF NATRONA

     On this 20th day of November, 2014, before me appeared Walter Merschat, to me, a Notary Public, personally known, who being by me duly sworn did say that he is the Managing Member of Merschat Minerals LLC, a Wyoming limited liability corporation, and that said instrument was signed on behalf of said corporation, by authority of governing authorization, and said appearer acknowledged that he executed the same as the free act and deed of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my official hand and seal on the date hereinabove written.


SEAL                                    /s/ Deborah J. May
                                        ---------------------------
                                        Notary Public in and for the
                                        State of Wyoming

STATE OF COLORADO

COUNTY OF BROOMFIELD


     On this 3rd day of November, 2014, before me appeared Donald Walford , to me, a Notary Public, personally known, who being by me duly sworn did say that he is the CEO of Terex Energy Corporation, a Colorado corporation, and that said instrument was signed in behalf of said corporation, by authority of its governing authorization, and said appearer acknowledged that he executed the same as the free act and deed of said corporation.

     IN WITNESS WHEREOF, I have hereunto set my official hand and seal on the date hereinabove written.


SEAL                                    /s/ Nancy Moore
                                        ------------------------------
                                        Notary Public in and for the
                                        State of Colorado




                                   EXHIBIT A

                                  EXHIBIT "A-1"

      ATTACHED TO THE PURCHASE AND SALE AGREEMENT DATED SEPTEMBER 30, 2014,
        BETWEEN HOT SPRINGS RESOURCES, LTD AND MERSCHAT MINERALS, LLC, AS
                 SELLERS AND TEREX ENERGY CORPORATION, AS BUYER

                         LEASES INSIDE BURKE RANCH UNIT

      THE NET REVENUE INTERST (INSIDE BURKE RANCH UNIT) TO BE DELIVERED TO
                     TEREX ENERGY COPORATION SHALL BE 79.25%

                                 FEDERAL LEASES

  Lease        Effective  Lease                 Land                     Gross
  Number          Date    Status            Description                  Acres
-------------  ---------- ------  ------------------------------------ ---------
WYW-002045      11/1/1950   HU    T37N, R78W                               80.00
                                  Sec.   8: SWNW, SWSE

WYW-002046A     11/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 8: W/2SW

WYW-100546      11/1/1950   HU    T37N, R78N                               76.97
                                  Sec. 7: Lot 3, NESW

WYC-0081317D    11/1/1950   HU    T37N, R78W                              273.59
                                  Sec. 7: Lots 1, 2,E/2NW, W/2SE, NESE

WYC-0081317B    11/1/1950   HU    T37N, R78W                              277.08
                                  Sec. 7: Lot 4, SESW
                                  T37N, R79W
                                  Sec. 12:  E/2E/2, NWSE

WYW-002118C     12/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 17:  N/2SW

WYC-0068674      3/1/1948   HU    T37N, R78W                               40.00
                                  Sec. 17: NENE

WYW-0002046     11/1/1950   HU    T37N, R78W                              320.00
                                  Sec. 7: NE
                                  Sec. 8: E/2SW
                                  Sec. 17: N/2NW

WYC-0082253A    11/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 18: SENE
                                  T37N, R79W
                                  Sec. 13: NWNE

WYC-0081316B     7/1/1950   HU    T37N, R79W                               40.00
                                  Sec. 12: SWSE

WYW-0004997B     3/1/1951   HU    T37N, R78W                               40.00
                                  Sec. 17: NWNE

WYVV-0002118    12/1/1950   HU    T37N, R78W                               80.00
                                  Sec. 17: N/2SE
                                                                     -----------
                                                         TOTAL ACRES    1,467.64

                                   FEE LEASES

                             INSIDE BURKE RANCH UNIT

                             Land                       Gross       Effective
       Lessor              Description                  Acres          Date
------------------------  ---------------------------  -------    ------------
William J Burke, et ux     T37N, R78W                   80.00       3/25/1954
                           Sec.  7: SESE
                           Sec. 18: NENE

Teapot Sheep Company       T37N, R78W                  120.00       9/12/1950
                           Sec. 17: S/2NW, SWNE

Joseph M. Wimsatt          T37N, R78W                  197.22       2/18/1950
                           Sec. 18: Lot 1,NENW, W/2NE

                           T37N, R79W
                           Sec. 13: NENE

Teapot Sheep Company       T37N, R78W                   40.00       9/12/1950
                           Sec. 17: SENE

                                                      --------
                              TOTAL ACRES              437.22

                                  EXHIBIT "A-2"

                         LEASES OUTSIDE BURKE RANCH UNIT

      THE NET REVENUE INTERST (OUTSIDE BURKE RANCH UNIT) TO BE DELIVERED TO
                     TEREX ENERGY COPORATION SHALL BE 80.00%

                                   FJEDElRAL LEASES

    Lease                   Legal                       Gross   Expiration
   Number                Description                    Acres      Date      NRI
------------   -------------------------------------    ------  ----------  ----
WYW-172996     T37N, R78W                                76.62  7/31/2016    80
               Sec. 6: Lot 7, SESW

WYW-172997     T37N, R78W                               275.30  7/31/2016    80
               Sec. 18: Lots 3, 4, SESW, SE

WYW-172999     T37N, R79W                                       7/31/2016    80
               Sec.  1: Lots 1, 2, 3, 4, S/2N/2, SW     448.70
               Sec.  2: Lots 1, 2, 3, 4, S/2NE, SWNW    276.40
               Sec. 12: NW                              160.00
               Sec. 13: NESW, SE                        200.00

WYW-173000     T37N, R79W                                       7/31/2016    80
               Sec. 14: E/2NE, W/2                      400.00

WYW-174754     T37N, R78W                                       9/30/2017    80
               Sec. 8: NWSE                              40.00

WYW-174758     T37N, R79W                                       9/30/2017    80
               Sec.  2:  SENW                            40.00
               Sec. 12: W/2NE                            80.00

WYW-176541     T37N, R78W                                        8/1/2020    80
               Sec. 15: S/2NW,NWSW                      120.00
               Sec. 17: SWSE                             40.00
WYW-177364     T37N, R78W                                       11/1/2020    80
            ---------------------
                Sec. 17:  S/2SW                          80.00
                                                      --------
                                          TOTAL ACRES 2,237.02

                                   FEE LEASES
                                    OUTSIDE
                                BURKE RANCH UNIT

                             Land               Gross      Expiration
   Lessor                 Description           Acres         Date        NRI
--------------------     --------------------- --------   ------------   ----
Bantry Bay, LLC          T37N, R79W             360.00      1/10/2016     80
                         Sec. 13: W/2SW, SESW
                         Sec. 14: W/2NE, SE

Buduwawi, Ltd            T37N, R79W             240.00      11/12/2015    80
                         Sec. 14: W/2NE, SE
                                               --------
                                TOTAL ACRES     600.00



                                   STATE LEASE
                                  OUTSIDE BURKE
                                   RANCH UNIT

                             Land               Gross      Expiration
   Lessor                 Description           Acres         Date        NRI
--------------------     --------------------- --------   ------------   ----

14-00097                  T37N, R78W            40.00       6/2/2019      80
                          Sec. 9:  NESW

14-00098                  T37N, R78W            40.00        6/2/2019     80
                          Sec. 16: NWNE
                                               --------
                                TOTAL ACRES     80.00




   TOTAL ACRES INSIDE UNIT:                   1,904.86
   TOTAL ACRES OUTSIDE UNIT:                  2,917.02
                                              --------
   TOTAL ACRES:                               4,821.88









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